United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale informs on estimates update Rio de Janeiro, October 25th, 2024 – Vale S.A. (“Vale”) informs that it has updated its figures for Brumadinho and Mariana commitments and that these should be considered as follows: Brumadinho commitments: US$ billion(1) 2024(2) 2025 2026 2027 2028+ Decharacterization 0.5 0.5 0.5 0.4 0.2(3) Brumadinho agreements(4) 1.1 0.8 0.7 0.3 0.1(5) Incurred expenses 0.4 0.4 0.4 0.3 0.4(6) Total 2.0 1.7 1.6 1.0 0.7 (1) Values in real terms, net of judicial deposits and without discounting to present value, considering an exchange rate of BRL/USD 5.4481. (2) Including incurred disbursements of US$0.4 billion related to decharacterization, $0.6 billion related to Brumadinho, and $0.3 billion related to costs incurred. (3) Average cash flow between 2028 and 2035 (period for decharacterization). (4) Includes full reparation agreement, individual, labor and emergency compensation and tailings removal work. (5) Average cash flow between 2028 and 2030 for Integral Reparation Agreement. (6) Disbursements related to incurred expenses ending in 2028. Mariana commitments: US$ billion(1) 2024(2) 2025 2026 2027 2028 2029 2030 Mariana settlement & Samarco(3) 1.0 2.0 1.1 0.5 0.4 0.3 0.3 (1) Values in real terms and without discounting to present value, considering an exchange rate of BRL/USD 5.4481. (2) Including incurred disbursements of US$0.3 billion related to Mariana settlement & Samarco. (3) Includes estimates of Samarco's contribution to the Mariana settlement. All other guidances remain unchanged. Vale clarifies that the information provided in this document represent only an expectation, hypothetical data that by no means constitute a promise of performance by Vale and/or its management. The estimates presented involve market factors that are beyond Vale’s control and, therefore, can be subject to new changes. Additionally, Vale informs that the item 3 of its Reference Form will be filed again in due course, within the period required by the Resolution CVM No. 80. Murilo Muller Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: Pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 25, 2024		Director of Investor Relations